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                                     FILED BY: GA FINANCIAL, INC.

                                     FILING PURSUANT TO RULE 425 UNDER THE
                                     SECURITIES ACT OF 1933, AS AMENDED AND
                                     DEEMED FILED UNDER RULE 14A-12 UNDER THE
                                     SECURITIES EXCHANGE ACT OF 1934, AS
                                     AMENDED.

                                     SUBJECT COMPANY: GA FINANCIAL, INC.

                                     REGISTRATION STATEMENT FILE NO.: 333-113534


GA Financial, Inc. logo

Contact:
--------
John M. Kish, Chairman and Chief Executive Officer
James V. Dionise, Executive Vice President and Chief Financial Officer
Tel:  (412) 882-9946
Fax:  (412) 882-8580
www.greatamericanfederal.com

FOR IMMEDIATE RELEASE

GA FINANCIAL SETS MAY 24 AS DATE OF SPECIAL SHAREHOLDERS MEETING TO VOTE ON MERGER WITH FIRST COMMONWEALTH; FEDERAL RESERVE BOARD APPROVES MERGER


PITTSBURGH, PA, March 19, 2004 - GA Financial, Inc. (AMEX: GAF) (GA Financial), the parent company of Great American Federal, announced today that the special shareholders meeting to vote on the previously announced merger with First Commonwealth Financial Corporation (NYSE: FCF) (First Commonwealth) will be held on May 24, 2004, at 10:00 a.m. at The Bradley House, 5239 Brownsville Road, Pittsburgh, PA 15236. The record date for shareholders entitled to notice of and to vote at the special meeting will be the close of business on April 15, 2004. If shareholder approval is obtained and the other conditions to the merger have been satisfied, the parties expect to complete the transaction at the close of business on May 24, 2004.

Separately, GA Financial announced that the Board of Governors of the Federal Reserve System has approved its proposed merger with First Commonwealth. The merger is also subject to the approval of the Federal Deposit Insurance Corporation (FDIC) and the Pennsylvania Department of Banking. Applications have been filed with the FDIC and the Pennsylvania Department of Banking and are currently pending.

GA Financial and First Commonwealth will file a definitive proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). GA Financial will mail the proxy statement/prospectus to its shareholders in connection with the special meeting of shareholders to be called to consider the merger. BEFORE MAKING ANY DECISION REGARDING THE MERGER, SHAREHOLDERS OF GA FINANCIAL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS


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OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE TRANSACTION. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Commonwealth and GA Financial, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to the Corporate Secretary of First Commonwealth, First Commonwealth Financial Corporation, Old Courthouse Square, 22 North Sixth Street, P.O. Box 400, Indiana, PA 15701-0400,
(724) 349-7220, or to the Corporate Secretary of GA Financial, Inc., 4750 Clairton Boulevard, Pittsburgh, PA 15236, (412) 882-9946.

GA Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of GA Financial in connection with the merger. Information about the directors and executive officers of GA Financial and their ownership of GA Financial common stock is set forth in GA Financial's Form 10-K for the year ended December 31, 2003, as filed with the SEC. Additional information about the interests of these participants will be contained in the definitive proxy statement/prospectus relating to the proposed merger when it becomes available. You can obtain free copies of this information using the GA Financial contact information set forth above.

GA Financial is the parent company of Great American Federal, the Whitehall, PA based community bank which has served Pittsburgh area customers for over 85 years. Great American Federal operates 12 branch offices throughout Allegheny County offering a broad array of commercial banking, retail banking, and wealth management products and services. More information about GA Financial and Great American Federal can be found at www.greatamericanfederal.com.

Statements contained in this news release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by GA Financial with the SEC from time to time subject to applicable laws and regulations. GA Financial does not undertake and specifically disclaims any obligation to publicly release the results of any revisions which may be made to any forward-looking statements or to reflect the occurrence of anticipated or unanticipated events.